PLEA AGREEMENT

1.   BNP Paribas, SA ("BNPP"), by and through its attorneys, Sullivan & Cromwell, LLP, and the District Attorney of the County of New York ("DANY") enter into this Plea Agreement (the "Agreement"). There are no promises, agreements or conditions express or implied, other than those set forth in this document. No modification, deletion or addition to the Agreement will be valid or binding on either party unless put into writing and signed by all parties. This Agreement supersedes any prior promises, agreements, or conditions between BNPP and DANY. DANY and BNPP, with the advice of its attorneys, agree as set forth below.

2.   BNPP admits responsibility for its conduct and that of its employees, as set forth in the Factual Statement attached hereto as Exhibit A and incorporated by reference (the "Factual Statement"). BNPP agrees to plead guilty to one count of Falsifying Business Records in the First Degree, pursuant to Penal Law Section 175.10, and one count of Conspiracy in the Fifth Degree, pursuant to Penal Law Section 105.05.

3.   On a date to be decided between this office and counsel for BNPP, BNPP agrees to be arraigned in the Criminal Court of the City of New York, New York County ("Criminal Court") on a felony accusatory instrument charging BNPP with one count of Falsifying Business Records in the First Degree, in violation of Penal Law Section 175.10, and one count of Conspiracy in the Fifth Degree, in violation of Penal Law Section 105.05. BNPP further agrees to waive its right to a

preliminary hearing and any claim that said accusatory instrument is legally or factually insufficient. BNPP further agrees to waive the case to the Supreme Court of the State of New York, New York County ("Supreme Court"), and this office will request that the prosecution be sent forthwith to a Supreme Court part for further proceedings.

4.   BNPP shall, before the Supreme Court, waive formal prosecution by indictment and shall agree to be prosecuted by a Superior Court Information, charging it with the crime of Falsifying Business Records in the First Degree, in violation of Penal Law Section 175.10, and Conspiracy in the Fifth Degree, in violation of Penal Law Section 105.05 and to plead guilty to those crimes.

5.   At the time of the plea, BNPP shall waive all right of appeal and review whatsoever, including but not limited to its rights relating to the statute of limitations, venue and jurisdiction of the Supreme Court, and any double jeopardy claims that such prosecution in New York State Supreme Court is barred by the Double Jeopardy Clause of the Fifth Amendment of the United States Constitution or Article 40 of the New York State Criminal Procedure Law,[1] and shall sign a written waiver of its right to appeal. This knowing and voluntary waiver of the right to appeal the judgment of conviction is in recognition of the favorable plea and sentence that BNPP is receiving.

6.   DANY recognizes that the Plea Agreement between BNPP and the Department of Justice will need to be accepted by the United States District Court

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[1] The parties acknowledge that this prosecution is consistent with Criminal Procedure Law Section 40.20(2)(b).

for the Southern District of New York. Should that Court decline to accept the Plea Agreement between BNPP and the United States or fail to impose a sentence or forfeiture consistent therewith, DANY and BNPP are released from any obligations imposed upon them by this Agreement, this Agreement shall be null and void, and DANY shall not premise any prosecution of BNPP, its employees, officers or directors upon any admissions or acknowledgements contained or referenced in this Agreement or the Plea Agreement between BNPP and the United States.

7.   It is further agreed that should the conviction following the plea of guilty of BNPP pursuant to this Agreement be vacated for any reason other than the reason contained in Paragraph 6 above, then any prosecution for violations of the New York State Penal law, or conspiracy to commit the same, that is not time-barred by the applicable statute of limitations on the date of the signing of this Agreement may be commenced or reinstated against BNPP, notwithstanding the expiration of the statute of limitations between the signing of this Agreement and the date the conviction is vacated.[2] In the event that the conviction is vacated, it is the intent of this Agreement to waive all defenses based on the statute of limitations with respect to any prosecution that is not time-barred on the date that this Agreement is signed. BNPP agrees that it will neither contest the admissibility of the Factual Statement or any other documents provided by BNPP to DANY, nor contradict in any proceeding, the facts contained in the Factual Statement.

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[2] In the event that the plea is vacated, the parties agree that the time periods tolled in the Tolling Agreements signed between the defendant and DANY during the investigation will be determinative of what crimes are chargeable.

8.   At the time of BNPP's plea, this Agreement, including all attachments, shall be made a part of the record and the parties will request the Court's approval thereof. This Agreement will become effective only upon the Court's approval.

9.   BNPP will admit, under oath, that it has engaged in the conduct described in the Factual Statement.

10.   BNPP shall waive a Pre-Sentence Report. BNPP and DANY agree that the information contained in this Agreement, the Factual Statement, and the Superior Court Information are sufficient to enable the Court to meaningfully exercise its authority in sentencing the defendant. BNPP agrees to be sentenced within 30 days of the entry of the plea in this case.   The sentencing may be adjourned beyond this 30 day period subject to the approval of the Court.

11.   BNPP will immediately file an application for a prohibited transaction exemption with the United States Department of Labor ("DoL") requesting that BNPP, its subsidiaries, and affiliates be allowed to continue to be qualified as a Qualified Professional Asset Manager pursuant to Prohibited Transactions Exemption 84-14 (the "QPAM Exemption"). BNPP will seek such exemption in the form and manner that permits such exemption to be considered in the most expeditious manner possible, and will provide all information requested of it by DoL in a timely manner. The decision regarding whether or not to grant an exemption, temporary or otherwise, is committed to DoL, and DANY take no position on whether or not an exemption should be granted. If DoL denies the exemption, or takes any other action adverse to BNPP, BNPP may not withdraw its plea or

otherwise be released from any of its obligations under this Agreement. DANY agrees that it will support a motion or request by BNPP that sentencing in this matter be adjourned until DoL has issued a ruling on BNPP's request for an exemption, temporary or otherwise, so long as BNPP is proceeding with the DoL in an expeditious manner.

12. BNPP agrees to be sentenced to a conditional discharge with the conditions being set forth below in Paragraph 15. In addition, and in lieu of the District Attorney commencing a civil forfeiture proceeding, under Article 13-A of the New York Civil Practice Law and Rules, it is agreed between BNPP and the District Attorney, pursuant to New York Criminal Procedure Law Section 220.50(6), that BNPP shall forfeit as forfeiture, a total of $8,833,600,000. DANY agrees that payments made by BNPP in connection with its concurrent settlement of the related criminal action brought by the Criminal Division, United States Department of Justice, Asset Forfeiture and Money Laundering Section, and the United States Attorney's Office for the Southern District of New York (collectively, "DOJ"), and the related regulatory actions brought by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the New York State Department of Financial Services ("DFS") shall be credited against the total forfeiture amount as follows:

    a. Monetary penalty imposed by the Federal Reserve (not to exceed $508,000,000);

    b. Monetary penalty imposed by DFS (not to exceed $2,243,400,000); and

c. Forfeiture to be paid by BNPP in connection with its resolution of criminal charges brought by the DOJ.

13. BNPP will transfer the total forfeiture amount less any applicable credits described above (the "Forfeiture Payment") which is $2,243,400,000 to an account designated by the District Attorney within 30 days of the entry of the plea in this case. The District Attorney hereby states and informs BNPP that the forfeiture of such funds is pursuant to the New York Civil Practice Law and Rules Section 1349 and any subsequent distribution on such funds shall be governed by the terms of the June ___, 2014 Agreement to Escrow and Distribute Forfeiture Funds entered into between the District Attorney of New York and the State of New York. BNPP agrees that the facts set forth in the Factual Statement and admitted to by BNPP establish that the total forfeiture amount is forfeitable as representing proceeds traceable to the violations set forth in the Information.

14. Upon transfer of the Forfeiture Payment to DANY, BNPP shall release any and all claims it may have to such funds and execute such documents as are necessary to accomplish the forfeiture. BNPP agrees that it shall not file any petitions for remission, restoration, or any other assertion of ownership or request for return relating to the Forfeiture Payment, or any other action or motion seeking to collaterally attack the seizure, restraint, forfeiture, or conveyance of the Forfeiture Payment, nor shall it assist any others in filing any such claims, petitions, actions, or motions. The Forfeiture Payment shall be held in an escrow account until sentence is executed. It is further agreed that should the conviction following the plea of guilty

of BNPP be vacated pursuant to Paragraph 6 above, any payments made to DANY pursuant to the Forfeiture Payment shall be returned to BNPP.

15.   Pursuant to Penal Law Section 65.05(3)(a), for a period of three years, BNPP agrees to abide by and implement the following as conditions of its conditional discharge:

a. BNPP agrees that any compliance consultant or monitor imposed by the Federal Reserve or DFS shall, at BNPP's own expense, submit to DANY any report that it submits to the Federal Reserve or DFS.

b. BNPP agrees to implement compliance procedures and training designed to ensure that BNPP is made aware in a timely manner of any known request or attempts by any entity (including, but not limited to, BNPP's customers, financial institutions, companies, organizations, groups, or persons) to withhold or alter its name or other identifying information where the request or attempt appears to be related to circumventing or evading U.S. sanctions laws. BNPP shall report to DANY the name and contact information, if available to BNPP, of any entity that makes such a request. BNPP further agrees to timely report to DANY any known attempts by any BNPP employees to circumvent or evade U.S. sanctions laws.

c. BNPP agrees to abide by any and all requirements of the Cease and Desist Order, dated _____, by and between the Federal Reserve and BNPP regarding remedial measures or other required actions related to this matter.

d. BNPP agrees to abide by any and all requirements of the Consent Order, dated _____, by and between the DFS and BNPP regarding remedial measures or other required actions related to this matter.

e. BNPP shall truthfully and completely disclose all information, related to DANY's Investigation, with respect to the activities of BNPP and its officers, agents, affiliates, and employees concerning all matters about which DANY inquires of it, which information can be used for any purpose.

f. BNPP shall cooperate fully with DANY, the FBI, IRS-CI, and any other government agency designated by DANY, related to DANY's Investigation.

g. BNPP shall attend all meetings at which DANY requests its presence and use its reasonable best efforts to secure the attendance and truthful statements or testimony of any past or current officers, agents, or employees at any meeting or interview or before the grand jury or at trial or at any other court proceeding concerning DANY's Investigation.

h. BNPP shall provide to DANY upon request any document, record, or other tangible evidence relating to matters about which DANY or any designated law enforcement agency inquires of it related to DANY's Investigation.

i. BNPP shall assemble, organize, and provide in a responsive and prompt fashion, and upon request, on an expedited schedule, all documents, records, information and other evidence in BNPP's possession, custody or control related to DANY's Investigation as requested by DANY, the FBI, or designated governmental agency, including collecting and maintaining all records that are potentially responsive to DANY's requests for documents located abroad so that these requests may be promptly responded to.

j. BNPP shall provide to DANY any information and documents that come to BNPP's attention that may be relevant to DANY's Investigation, as specified by DANY, including informing DANY of witnesses who, to BNPP's knowledge, may have material information concerning this ongoing investigation.

k. BNPP shall provide testimony or information concerning the conduct set forth in the Information and/or Factual Statement including but not limited to testimony and information necessary to identify or establish the original location, authenticity, or other basis for admission into evidence of documents or physical evidence in any criminal or other proceeding as requested by DANY, the FBI, or designated governmental agency. To the extent documents above are in a foreign language, BNPP agrees it will provide, at its own expense, fair and accurate translations of any foreign language documents produced by BNPP to DANY either directly or through any Mutual Legal Assistance Treaties.

l. Nothing in this Agreement shall be construed to require BNPP to produce any documents, records or tangible evidence that are protected by the attorney-client privilege or work product doctrine or French, Swiss or other applicable confidentiality, criminal, or data protection laws. To the extent that a United States request requires transmittal through formal government channels, BNPP agrees to use its best efforts to facilitate such a transfer and agrees not to oppose any request made in accordance with applicable law either publicly or privately.

m. BNPP shall bring to DANY's attention all criminal conduct by BNPP or any of its employees acting within the scope of their employment related to DANY's Investigation, as to which BNPP's Board of Directors, senior management, or United States legal and compliance personnel are aware.

n. BNPP shall bring to DANY's attention any administrative, regulatory, civil, or criminal proceeding or investigation of BNPP relating to DANY's Investigation.

o. BNPP shall commit no crimes under the laws of the State of New York subsequent to the execution of this Agreement.

16.   BNPP agrees that it shall not claim, assert, or apply for, either directly or indirectly, any tax deduction, tax credit, or any other offset with regard to any U.S. federal, state, or local tax or taxable income for any fine or forfeiture paid pursuant to this Agreement.

17.   In consideration of the plea, neither BNPP nor BNP Paribas (Suisse) S.A. shall be further prosecuted criminally by DANY for the conduct described in the Factual Statement or specifically disclosed in the course of this investigation, that occurred between 2002 and 2012, to the extent that BNPP has truthfully and completely disclosed such conduct to DANY as of the date of this Agreement. Nor will DANY bring any civil or further criminal forfeiture or money laundering charges or claims against BNPP or BNP Paribas (Suisse) S.A. based on the conduct described in the Factual Statement or specifically disclosed in the course of this investigation that occurred between 2002 and 2012, to the extent that BNPP has truthfully and completely disclosed such conduct to DANY as of the date of this Agreement. DANY's prosecution of BNPP for the conduct charged in the Information will be concluded following BNPP's conviction, completion of its sentence, and satisfaction of the monetary requirements of this Agreement, consistent with the other provisions of this Agreement.

18.   This Agreement does not provide any protection against prosecution except as set forth above, and applies only to BNPP and BNP Paribas (Suisse) S.A.

and not to any individuals. BNPP agrees to continue to cooperate, including in providing information documents, and witnesses as outlined above in Paragraph 15 in any proceeding of any prosecution of any individual pursuant to this investigation. In particular, this Agreement provides no immunity from prosecution to any individual and shall not restrict the ability of DANY to charge any individual for any criminal offense and seek the maximum term of imprisonment applicable to any such violation of criminal law.

19.   This Agreement is binding on BNPP and DANY only, and specifically does not bind any federal agencies or any other state or local authorities.

20.   BNPP hereby acknowledges that it has accepted this Agreement and decided to plead guilty because it is in fact guilty of the charged offenses. By virtue of the resolution of the Board of Directors of BNPP (attached hereto as Exhibit B), affirming that the Board of Directors has authority to enter into a plea agreement and has (a) reviewed the Information in this case, the Factual Statement, and this Agreement or has been advised of the contents thereof; (b) consulted with legal counsel in connection with the matter; (c) voted to enter into this Agreement and to admit to the attached Factual Statement; (d) voted to authorize BNPP to plead guilty to the charges specified in the Information; (e) voted to consent to the forfeiture; and (f) voted to authorize the corporate officer identified below to execute this Agreement and all other documents necessary to carry out the provisions of this Agreement, BNPP agrees that a duly authorized corporate officer for BNPP shall

appear on behalf of BNPP and enter the guilty plea and will also appear for the imposition of sentence.

21.   BNPP is satisfied that its counsel has rendered effective assistance. BNPP understands that by entering into this Agreement, it surrenders certain rights as provided in this Agreement.   BNPP understands that the rights of criminal defendants include the following: the right to plead not guilty and to persist in that plea; the right to a jury trial; the right to be represented by counsel – and if necessary have the court appoint counsel – at trial and at every other stage of the proceedings; and the right at trial to confront and cross-examine adverse witnesses, to be protected from compelled self-incrimination, to testify and present evidence, and to compel the attendance of witnesses.

22.   BNPP expressly agrees that it shall not, through its attorneys, board of directors, agents, officers or employees, ("BNPP Representative") make any public statement contradicting the acceptance of responsibility by BNPP set forth in this Agreement or any statement of fact described in the Factual Statement.   Any such public statements by BNPP, its attorneys, board of directors, agents, officers or employees, shall, subject to the cure rights of BNPP set forth below, constitute a breach of this Agreement. The decision as to whether any public statement by any BNPP Representative contradicts the acceptance of responsibility by BNPP set forth in this Agreement or a fact contained in the Factual Statement shall be in the sole discretion of DANY. Upon DANY's notification to BNPP of a public statement by any such person that in whole or in part contradicts the acceptance of responsibility

by BNPP set forth in this Agreement or any statement of fact contained in the Factual Statement, BNPP may avoid breach of this Agreement by publicly repudiating, subject to DANY's approval, such statement within seventy-two (72) hours of notification by DANY. BNPP shall be permitted to raise defenses and to assert affirmative claims in other proceedings relating to the matters set forth in the Factual Statement provided that such defenses and claims do not contradict, in whole or in part, a statement contained in the Factual Statement. This paragraph is not intended to apply to any statement made by any present or former BNPP employee, officer, director, or statement made by any individual in the course of any criminal, regulatory, or civil case initiated by a governmental or private party against such individual regarding that individual's personal conduct. Subject to this paragraph, BNPP retains the ability to provide information or take legal positions in litigation or other regulatory proceedings in which the United States or DANY is not a party.

23. This Agreement shall bind BNPP, its subsidiaries, affiliated entities, assignees, and its successor corporation if any, and any other person or entity that assumes the obligations contained herein. No change in name, change in corporate or individual control, business reorganization, change in ownership, merger, change of legal status, sale or purchase of assets, divestiture of assets, or similar action shall alter defendant's obligations under this Agreement. BNPP shall not engage in any action to seek to avoid the obligations set forth in this Agreement.

Dated: New York, New York
     June 30 , 2014

                                  CYRUS R. VANCE, JR.
                                  DISTRICT ATTORNEY

                                  By: _____

                                  Edward Starishevsky
                                  Assistant District Attorney

                                  _____
                                  Kim Han
                                  Assistant District Attorney

                                  _____
                                  Polly Greenberg
                                  Bureau Chief, Major Economic Crimes

AGREED AND CONSENTED TO:

The Board of Directors has authorized me to execute this Agreement on behalf of BNPP. The Board has read this Agreement, the attached criminal Information, and Factual Statement in their entirety, or has been advised of the contents thereof, and has discussed them fully in consultation with BNPP's attorneys. I am further authorized to acknowledge on behalf of BNPP that these documents fully set forth BNPP's agreement with DANY, and that no additional promises or representations have been made to BNPP by any officials of New York State in connection with the disposition of this matter, other than those set forth in these documents.



_____   June 28 , 2014
BNP Paribas S.A.   DATE
by GEORGES DIRANI

APPROVED:

We are counsel for BNPP in this case. We have fully explained to BNPP its rights with respect to the pending Information. Further, we have carefully reviewed every part of this Agreement with the defendant. To our knowledge, the defendant's decision to enter into this Agreement is an informed and voluntary one.

_____   June 29, 2014
Karen Patton Seymour, Esq.   DATE
Sullivan & Cromwell LLP
Attorneys for BNP Paribas S.A.